PAGE 1

               SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1997

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934



For the transition period from _________________ to
_______________


Commission file number 1-44



 A.Full title of the plan and address of the plan, if different from that of the issuer named below:

                 ADM SAVINGS AND INVESTMENT PLAN

 B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525

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     PAGE 2
                 ADM Savings and Investment Plan

           Audited Financial Statements and Schedules

                   December 31, 1997 and 1996





Report of Independent
Auditors.....................................                 3

Audited Financial Statements and Schedules

Statements of Net Assets Available for
Benefits....................           4
Statements of Changes in Net Assets Available for
Benefits.........                      5
Notes to Financial
Statements......................................              6
Item 27a--Schedule of Assets Held for Investment
Purposes..........                     11
Item 27d--Schedule of Reportable
Transactions......................     12
2
     PAGE 3

                 Report Of Independent Auditors



Administrative Committee
ADM Savings and Investment Plan
Decatur, Illinois


We have audited the accompanying statements of net assets available for benefits of ADM Savings and Investment Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ ERNST & YOUNG LLP
                                       ERNST & YOUNG LLP

Minneapolis, Minnesota

May 11, 1998
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     PAGE 4
                 ADM Savings and Investment Plan
         Statements Of Net Assets Available for Benefits

[CAPTION]

                                               December 31
                                            1997         1996
                                    ___________________________
Assets
 Cash/(cash overdraft)        $     75,681    $      (39,444)

 Investments (Note 1)
   Cash equivalents                        33,762     120,813

   Archer Daniels Midland Company common
     stock                            278,906,131 262,745,956

   Pfizer Incorporated common stock     4,453,573   2,825,735

   Commingled fixed income funds        1,698,057   1,952,425

   Equity mutual funds                 4,696,152    3,759,827

   Commingled capital contract fund     1,798,212   1,395,821

   Participant loans                      895,239           -
                                       ___________ ___________
                                       292,481,126 272,800,577

 Contributions receivable from employer   752,971     492,007

 Contributions receivable from employees1,087,943     714,360
                                       ___________ ___________

Net assets available for benefits     $294,397,721$273,967,500
                                       =========== ===========

See accompanying notes.
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     PAGE 5
                 ADM Savings and Investment Plan

   Statements of Changes in Net Assets Available for Benefits
[CAPTION]

                                  Year ended December 31
                                    1997         1996
                              ____________________________
Additions:
Contributions from Archer
 Daniels Midland Company        $ 8,332,945    $6,344,619
(Note 2)

Contributions from
participating                    12,078,729     9,216,475
  employees(Note 2)

Transfer of Assets From
Qualified                         2,093,336             -
   Merged Plan
Dividend and interest income     17,382,699    13,242,131
                                 __________    __________
                                 39,887,709    28,803,225
Deductions:
Benefit payments
 Common stock                     9,023,935    11,125,946
 Cash                             7,970,984     6,594,125
                                 __________    __________
                                 16,994,919    17,720,071
                                 __________    __________
                                 22,892,790    11,083,154

Net realized and unrealized
 appreciation/(depreciation)
in  fair value of investments   (2,462,569)    46,553,999
                                 __________   ___________
Net increase                     20,430,221    57,637,153

Net assets available for
benefits       at beginning     273,967,500   216,330,347
of year
                                ___________  ____________
Net assets available for
benefits at end of year        $294,397,721  $273,967,500
                                ===========   ===========

See accompanying notes.
5

     PAGE 6

                 ADM Savings And Investment Plan

                  Notes to Financial Statements

                        December 31, 1997


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
6
     PAGE 7

                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

2. Description of the Plan

General

The Plan is a defined contribution plan available to substantially all salaried employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.

Contributions

Under the terms of the Plan effective July 1, 1997, employees electing to participate can contribute from 1% to 10% of their current gross cash compensation to the Plan. In addition, the Company will match 100% of the first 4% employee contribution and 50% of the next 2% employee contribution. Prior to July 1, 1997, employees were allowed to contribute from 1% to 6% of their compensation. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.

Participant Loans

Effective January 1, 1997, participants may borrow from their fund accounts a minimum of $1,000 up to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. A maximum of one loan may be outstanding to a participant at one time.

Loans are allowed only for education, medical expenses, and primary home purchases. An education loan or a medical expense loan is available for up to 5 years, and a home purchase loan is available for up to 10 years.

The loans are secured by the balance in the participant's
account and bear interest at a rate equal to the prime rate plus one percent. Principal and interest is repaid ratably through payroll deductions, with payments taken from each paycheck.
7

     PAGE 8

                 ADM Savings and Investment Plan

               Notes To Financial Statements (Continued)

Withdrawals

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted after completion of seven years of eligible service under specific circumstances. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

Plan Mergers

During the year ended December 31, 1997, the assets and liabilities of savings plans covering the salaried employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

3. Investments

The Plan's investments are held by a bank administered trust fund. During 1997 and 1996 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                          _____________________________________

Year ended December 31, 1997
 Cash equivalents             $        -          $   33,762
 Archer Daniels Midland Company
   common stock               (4,708,595)         278,906,131
 Pfizer Incorporated common stock                 2,049,216
 4,453,573
 Commingled fixed income fund      (279)           1,698,057
 Equity mutual funds              85,771           4,696,152
 Commingled capital contract fund                 111,318
 1,798,212
 Participant loans                     -             895,239
                              __________          ___________
                              $(2,462,569)        $ 292,481,126
                                 ==========       ===========

 8
     PAGE 9
                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

Year ended December 31, 1996
 Cash equivalents             $        -          $     120,813
 Archer Daniels Midland Company
   common stock                  46,088,526         262,745,956
 Pfizer Incorporated common stock                       160,026
 2,825,735
 Commingled fixed income fund       (29,959)          1,952,425
 Equity mutual funds                224,556           3,759,827
 Commingled capital contract fund                       110,850
 1,395,821
                               ____________       _____________
                              $  46,553,999        $272,800,
 577
                                 ==========        ============

At December 31, 1997 and 1996, the fair value of the Archer
Daniels Midland Company common stock represented 5% or more of the Plan's net assets.

4. Transactions with Parties-in-Interest

During the two years ended December 31, 1997, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                         1997           1996
                                ______________________________
  Number of common shares contributed      944,082   804,159
  Number of common shares purchased   123,337        118,568
  Cost of common shares purchased    $2,521,433   $2,315,440
  Cash dividends received            $2,453,353   $2,311,965
   Shares received through stock dividends600,215     566,342

   Number of common shares sold        312,113        278,048
  Market value of common shares sold$6,356,629    $5,465,520
  Cost of common shares sold       $1,450,345     $3,355,002

5.  Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 10, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the Code.
9

   PAGE 10
                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.


7.  Year 2000 Issue (unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become
year 2000 compliant.   The Plan Sponsor currently expects the
project to be substantially complete by early 1999.   The Plan
Sponsor does not expect this project to have a significant effect on plan operations.

8.  Subsequent Events

The Company intends to convert the Plan to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the plan, including employee and employer contributions, loans and withdrawal and distribution options will remain unchanged. IRS regulations require ESOPs to offer investment options to employees age 55 and older with 10 or more years of service.
10
     PAGE 11
                 ADM Savings and Investment Plan
                        EIN:  41-0129150
                           Plan:  020
    Item 27a--Schedule of Assets Held for Investment Purposes
                        December 31, 1997
[CAPTION]

                          Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or               Current
   Similar Party         Maturity Value      Cost       Value

National City Bank-Prime         33,762 units     $  33,762  $
33,762
 Cash money market fund *

Archer Daniels Midland
  Company *                12,859,929 shares
                           of common stock82,835,613278,906,131

Pfizer Incorporated        59,729 shares
                           of common stock1,187,487   4,453,573

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund       16,278 units        406,238     502,351
 Frank Russell--Equity I26,012 units       749,029     793,624
 Frank Russell--Equity II5,940 units       180,295     195,791
 Frank Russell--Equity III42,932 units   1,256,071   1,279,382
 Frank Russell--Equity Q22,959 units       731,325     824,221
 Frank Russell--International31,815 units1,134,753   1,100,783
                                        __________ ___________
                                         4,457,711   4,696,152
Participant loans       Various notes bearing
                    interest at 9.25% to 9.50%
                                                 -     895,239
Frank Russell--Commingled
 capital contract fund     101,514 shares
                          of common stock1,607,522   1,798,212
Commingled fixed income funds
 Federated High Yield Trust8,669 units      77,702      83,568
 Federated International Income
 Fund                   31,411 units       343,781     324,793
 Frank Russell--Fixed Income
 I Fund                 55,949 units     1,174,198   1,203,452
 Frank Russell--Fixed Income
 III Fund                8,277 units        83,557      86,244
                                         __________ ___________
                                        1,679,238    1,698,057
                                        __________ ___________
Total assets held for investment purposes$91,801,333$292,481,126
                                         ========== ===========

* Indicates party-in-interest to the Plan.
11
    PAGE 12
[CAPTION]

                         ADM Savings And Investment Plan
                                EIN:  41-0129150

                                   Plan:  020

                  Item 27d--Schedule of Reportable Transactions
                          Year ended December 31, 1997

Identity of   Description of    Purchase     Selling    Cost of     Current Value Net Gain
Party         Asset/Transaction Price        Price      Asset       of Asset on   (Loss)
Involved                                                            Transaction
                                                                    Date
Category
(iii)-Series
of
Transactions
National City Prime Cash Money
Bank          Market Fund:
              Purchased
              12,709,791 units
              in 171            $12,709,791             $12,709,79  $12,709,791
              transactions                              1
              Sold 12,796,842
              units in 146                   $12,796,8               12,796,842   $   -
              transactions                   42         12,796,842
Archer        Archer Daniels
Daniels       Midland Company
Midland       common stock
Company
              Sold 312,113
              shares in 66                                            6,356,629
              transactions                   6,356,629  1,450,345                 4,906,284
              Purchased 123,337
              shares in 10
              transactions         2,521,433                          2,521,433
                                                        2,521,433

There were no category (i), (ii) or (iv) transactions during the year.
12
      PAGE 13
                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY

                            /s/ Douglas J. Schmalz
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 25, 1998

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      PAGE 14
                                                     Exhibit 23






                 CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3,
1995) pertaining to the ADM Savings and Investment Plan of our report dated May 11, 1998, with respect to the financial statements and schedules of the ADM Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                              /s/ ERNST & YOUNG LLP
                              ERNST & YOUNG LLP

Minneapolis, Minnesota

June 25, 1998
14